UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stephen H. Clark
   400 Regency Forest Drive
Suite 400
   NC, Cary 27511
2. Issuer Name and Ticker or Trading Symbol
   SpectraSite, Inc. (SPCSV)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   2/13/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |2/11/ |      |J   | |799358            |D  |           |0                  |D     |                           |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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Common Stock        |2/11/ |      |J   | |816327            |D  |           |0                  |I     |By Holt Road, L.P. 2       |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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Common Stock        |2/11/ |      |J   | |150000            |D  |           |0                  |I     |By spouse 3                |
                    |2003  |      |1   | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Warrants to p|$32.00 4|2/11/ 2|      |J   | |6013       |A  |immed|2/10/|Common Stock|6013   |1      |6013        |D  |            |
urchase commo|        |003    |      |1   | |           |   |.    |2010 |            |       |       |            |   |            |
n stock      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Warrants to p|$32.00 4|2/11/ 2|      |J   | |6141       |A  |immed|2/10/|Common Stock|6141   |1      |6141        |I  |By Holt Road|
urchase commo|        |003    |      |1   | |           |   |.    |2010 |            |       |       |            |   |, L.P. 2    |
n stock      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Warrants to p|$32.00 4|2/11/ 2|      |J   | |1128       |A  |immed|2/10/|Common Stock|1128   |1      |1128        |I  |By spouse 3 |
urchase commo|        |003    |      |1   | |           |   |.    |2010 |            |       |       |            |   |            |
n stock      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. In connection with the Company's Plan of Reorganization (the "Plan"), all shares of common stock, par value $.001 (the "Old Common"), were cancelled. Holders of shares of Old Common will receive one warrant to purchase common stock, par value $.01 per share (the "New Common") for every 132.93 shares of Old Common that they owned.
  Also in connection with the Plan, all options and warrants to purchase Old Common were cancelled without consideration.
2. By Holt Road, L.P. ("Holt"). The reporting person owns a 1% general partnership interest in Holt. The Stephen T. Clark 1999 Grantor Trust owns a 36.75% limited partnership interest in Holt; the Stephen T. Clark Dynasty Trust owns a 12.25% limited par tnership interest in Holt; the Katherine J. Allen 1999 Grantor Trust owns 36. 75% limited partnership interest in Holt; the Katherine J. Allen Dynasty Trust owns a 12.25% limited partnership interest in Holt; and Mary Louise Clark owns a 1% limited partner
ecuniary interest.
3. The reporting person disclaims beneficial ownership of all securities held by his spouse, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
Section 16 or for any other
 purpose.
4. Warrants to purchase one share of New Common have an initial exercise price of $32 per share, subject to adjustment as provided in the warrant agreement governing the terms of the warrants.
SIGNATURE OF REPORTING PERSON
Stephen H. Clark
/s/ John H. Lynch, attorney-in-fact